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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **D.M. Kelly & Company**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 Ingersoll Avenue, Suite 300
(No. and Street)

Des Moines	**IA**	**50323**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Halliwell **515-221-1133**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciacotta Wilkens & Dunleavy LLP
(Name - if individual, state last, first, middle name)

9645 Lincolnway Lane, Suite 214A	**Frankfort**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Halliwell, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of D.M. Kelly & Company, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA LYN CAMPBELL
Commission Number 151829
My Commission Expires
June 15, 2019

Kathleen Halliwell
Signature

Chief Compliance Officer
Title

Pamela R Campbell
Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
D.M. Kelly & Company

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of D.M. Kelly & Company, (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of D.M. Kelly & Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as D.M. Kelly & Company's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 21, 2018

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
3809 Belmont Boulevard | Sarasota, FL 34232

Consolidated Statement of Financial Condition
December 31, 2017

D.M. Kelly & Company and Subsidiary

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Assets		
Cash and cash equivalents	$	900,615
Receivables		
Clearing organization		6,214,587
Other		48,652
Marketable securities held for sale, at fair value		4,722,096
Note receivable		75,000
Income tax deposits		163,575
Deferred income taxes		75,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,152,902		392,751
Other assets		21,331
Total Assets	$	12,613,607
Liabilities and Stockholders' Equity		
Liabilities		
Accrued salaries and benefits	$	456,384
Payable to clearing organization		2,571,261
Other accrued liabilities		183,754
Total liabilities		3,211,399
Stockholders' Equity		
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding		36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,800 shares issued and outstanding		782,858
Additional paid-in capital		75,232
Retained earnings		8,507,864
Total stockholders' equity		9,402,208
Total Liabilities and Stockholders' Equity	$	12,613,607

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

D.M. Kelly & Company (DMK) conducts business as a broker/dealer in securities and its wholly-owned subsidiary DMKC Advisory Services (DMKC) provides investment advisory services (collectively the Company). The Company primarily serves individual and institutional customers in the Midwestern region of the United States and has offices in Iowa.

DMK is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). DMK operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that DMK clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United State of America (“GAAP”).

The consolidated financial statement includes the accounts of D.M. Kelly & Company and its wholly-owned subsidiary. All intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

DMK’s marketable securities owned are exposed to various risks such as interest rate, market and credit risks. DMK could incur losses or gains as a result of changes in the fair value of the securities and such changes could materially affect the Company’s financial condition.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in bank accounts and money market funds held with the clearing organization.

Securities Transactions

DMK classifies its marketable securities that are bought and held principally for the selling of them in the near term as trading securities and are reported at fair value.

Receivable From and Payable to Clearing Organization

DMK clears all customer transactions with a clearing broker/dealer on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing receivable and payable are recorded at their gross amounts in the consolidated financial statements.

Note Receivable and Deferred Compensation

Deferred compensation was issued in connection with a forgivable note receivable to certain employees. Annual payments due under the note receivable are forgiven on each due date if the employee remains with DMK. Deferred compensation expense related to the forgivable note is recognized over the employees' service period and includes one employee's income and payroll tax liability.

Deferred Incentive Payment

The payment received as an incentive to renew the current clearing organization agreement is included in other accrued liabilities.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 5 to 10 years. Leasehold improvements are amortized by the straight-line method over 15 years.

Fair Value Measurements

DMK has determined the fair value of certain assets and liabilities in accordance with GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

DMK files a consolidated federal income tax return. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of deferred compensation, stock basis compensation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Management assesses DMK's income tax positions and records income taxes based upon an evaluation of the facts, circumstances and information available at the reporting dates. If DMK considers that a tax position is more-likely-than-not of being sustained it recognizes the tax benefit. In addition, valuation allowances are established when management determines that it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. Tax valuation allowances are analyzed periodically as events occur, or circumstances change that warrant adjustments to those balances.

Recent Accounting Pronouncement

In May 2014 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The new standard will supersede nearly all existing revenue recognition guidance under U.S. GAAP, with its core principle that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchanged for those goods and services. The update will be effective for annual reporting periods beginning after December 15, 2018. Management is currently reviewing the potential impact that adoption of this guidance will have on the Company's consolidated financial statements, but does not expect the update to have a material impact.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU will require the recognition of lease assets (right-of-use) and lease liabilities (liability to make lease payments) by lessees for those leases currently classified as operating leases. The update will be effective for annual reporting periods beginning after December 31, 2019. Management is currently evaluating the impact of the adoption of this guidance on DMK's consolidated financial statements.

Subsequent Events

Management has evaluated subsequent events through February 21, 2018, which is the date the financial statements were available to be issued.

Note 2 - Receivable from and Payable to Clearing Organization

Receivable from and payable to clearing organization consists of the following as of December 31, 2017.

Receivable from clearing organization	
Cash in brokerage account	$ 50,383
Accumulated trading profits	4,313,195
Interest and dividends received	1,746,239
Other	104,770
Total	$ 6,214,587
Payable to clearing organization	
Securities purchased	$ 4,122,692
Margin deposit with clearing organization	(1,551,431)
Total	$ 2,571,261

Cash in brokerage account is a required deposit under the clearing organization agreement. DMK clears its customer transactions through another broker dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions net of margin deposits maintained with the clearing broker.

Note 3 - Marketable Securities Owned

Marketable securities owned consist of securities held for resale, at fair values. These securities as of December 31, 2017 are summarized as follows:

Common stock	$ 2,200,816
Bank notes	80,844
State and municipal obligations	2,295,548
Corporate obligations	144,888
Total market securities	$ 4,722,096

Note 4 - Marketable Securities

There are three general valuation techniques that may be used to measure fair value, as described below:

- Market approach – Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources;
- Cost approach – Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost); and
- Income approach – Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

Marketable securities itemized below were measured at fair value during the year ended using the market approach. The balances of marketable securities measured at fair value as of December 31, 2017, are as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Common stock	$ 2,200,816	$ -	$ -	$ 2,200,816
Bank notes	-	80,844	-	80,844
Corporate obligations	-	144,888	-	144,888
State and municipal obligations	-	2,295,548	-	2,295,548
Total assets at fair value	$ 2,200,816	$ 2,521,280	$ -	$ 4,722,096

Note 5 - Notes Receivable and Deferred Compensation

The forgivable notes - deferred compensation were issued in connection with deferred compensation agreements executed with certain employees. If the employees are continuously employed, annual payments required by the loan agreements are forgiven on each due date. Note receivable and accrued deferred compensation were $75,000 and $146,788, respectively, as of December 31, 2017. At December 31, 2017, maturity date of the forgivable note is July 2019, and interest rate is 4.36%.

Note 6 - Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2017 consists of the following:

Furniture and equipment	$ 509,589
Vehicles	161,577
Leasehold improvements	874,487
	1,545,653
Less accumulated depreciation and amortization	(1,152,902)
Total furniture, equipment and leasehold improvements	$ 392,751

Note 7 - Capital Stock

In 2007 and 2009, DMK entered into stock purchase agreements with an employee. Under each agreement, 400 shares of Common Nonvoting stock were issued in exchange for a $94,040 note receivable. The notes mature ten years from their issuance and if the employee is continuously employed, the amount due under the notes receivable are forgiven on their maturity date. In 2017 the 2007 note was forgiven and a noncash transaction was recognized for $94,040.

These transactions have been accounted for as a stock grant to the employee. The notes receivable, collateralized by common stock, are considered nonrecourse and the issuance of the stock and the receipt of the note receivable have not been recorded. Annually, compensation expense is recognized over the service period with an offsetting credit to additional paid-in capital.

Note 8 - Income Taxes

Deferred income tax assets as of December 31, 2017 consist of the following components:

Stock-based compensation	$	16,000
Deferred compensation		31,000
Accrued wages to owners		17,000
Other		11,000
Total deferred income tax asset	$	75,000

Tax legislation was enacted in December 2017 that results in the reduction of the federal corporate tax rate to 21% beginning in 2018. This reduction in the federal tax rate required DMK to adjust the effective income tax rate utilized in the computation of deferred income taxes as of December 31, 2017.

Note 9 - Net Capital Requirements

DMK is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). DMK reports net capital on an unconsolidated basis without the net assets of its wholly-owned subsidiary. DMK is required to maintain minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or $250,000. At December 31, 2017, 6-2/3% of aggregate indebtedness was $237,874, which did not exceed the minimum dollar requirement of $250,000. At December 31, 2017, DMK’s net capital was $1,635,897, which was $1,385,897 in excess of its required net capital of $250,000. SEC Rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, DMK’s percentage of aggregate indebtedness to net capital was 218%.

Note 10 - Commitments

DMK leases its primary office facilities that are located in a building 50% owned by a related party on month to month basis. The lease calls for a monthly base rent and additional amounts for operating expenses. Total rent expense to a related party for the year ended December 31, 2017 was $171,423.

Note 11 - Off-Balance- Sheet Risk

As discussed in Note 1, DMK's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, First Clearing, LLC. The clearing broker/dealer carries all of the accounts of the customers of DMK and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to DMK. DMK seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 12 - Profit-Sharing Plan

DMK has a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the profit-sharing is based on certain percentages of the employees' eligible compensation. The profit-sharing plan provides for contributions by DMK in such amounts as the Board of Directors may determine.

Note 13 - Indemnifications

In the normal course of business, DMK indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, DMK or its affiliates. DMK also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that DMK could be required to make under these indemnifications cannot be estimated. However, DMK believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

DMK provides representation and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. DMK may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into the normal course of business. The maximum potential amount of future payments that DMK could be required to make under these indemnifications cannot be estimated. However, DMK believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The subsidiary's financial information as of December 31, 2017 is summarized as follows:

Assets	$	440,215
Liabilities	$	1,156
Net worth	$	439,059
Net income	$	207,256

Supplementary Information
December 31, 2017

D.M. Kelly & Company and Subsidiary

Assets	
Cash and cash equivalents	$ 818,813
Receivables	
Clearing organization	6,214,587
Other	48,652
Marketable securities held for resale, at fair value	4,722,096
Note receivable	75,000
Income taxes receivable	163,575
Deferred income taxes	75,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,152,902	392,751
Other assets	20,783
Total Assets	$ 12,531,257
Liabilities and Stockholders' Equity	
Liabilities	
Accrued salaries and benefits	$ 455,228
Payable to subsidiary	357,865
Payable to clearing organization	2,571,261
Other accrued liabilities	183,754
Total liabilities	3,568,108
Stockholders' Equity	
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding	36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,800 shares issued and outstanding	782,858
Additional paid-in capital	75,232
Retained earnings	8,068,805
Total stockholders' equity	8,963,149
Total Liabilities and Stockholders' equity	$ 12,531,257